[redacted]

09041797

AB 7/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-16752

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

JUL 13 2009

Washington, DC
122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2008 (MM/DD/YY) AND ENDING 04/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ameriprise Advisor Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

719 Griswold Street, Suite 1700
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Mitchell — **(313) 628-1757**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey J. Scherman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ameriprise Advisor Services, Inc., as of April 30, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERIPRISE ADVISOR SERVICES, INC.

Statement of Financial Condition

April 30, 2009

Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402-4509
Tel: +1 612 343 1000
Fax: +1 612 343 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
Ameriprise Advisor Services, Inc.

We have audited the accompanying statement of financial condition of Ameriprise Advisor Services, Inc. (the Company) as of April 30, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ameriprise Advisor Services, Inc. as of April 30, 2009, in conformity with accounting principles generally accepted in the United States.

July 10, 2009

Ernst & Young LLP

AMERIPRISE ADVISOR SERVICES, INC.

Statement of Financial Condition

		April 30, 2009
Assets		
Cash and cash equivalents	$	115,035,369
Cash segregated under federal and other regulations		338,000,000
Deposits with clearing organizations		11,036,648
Receivables:		
Customers - net of allowance for doubtful accounts of $554,753		222,718,628
Employees - net of allowance for doubtful accounts of $10,395,895		33,581,969
Brokers, dealers, and clearing organizations		7,116,333
Affiliates		173,349
Other		2,977,148
Goodwill		186,575,763
Intangible assets - net of accumulated amortization of $1,553,799		44,146,201
Securities owned, at fair value		22,920,500
Deferred tax assets, net		9,032,811
Property and equipment - net of accumulated depreciation and amortization of $1,764,889		6,583,153
Exchange memberships and common stock in clearing organizations		338,984
Other assets		13,420,079
Total assets	$	1,013,656,935
Liabilities and Stockholder's Equity		
Liabilities		
Payables:		
Customers	$	485,322,678
Brokers, dealers, and clearing organizations		39,183,546
Drafts payable		22,243,997
Affiliates		2,437,322
Other		2,014,636
Accrued and deferred compensation		65,096,124
Accrued expenses		12,264,822
Securities sold, not yet purchased, at fair value		762,168
Total liabilities		629,325,293
Stockholder's equity		
Common stock (no par value. Authorized 10,000,000 shares; issued and outstanding 3,656,000 shares)		36,560
Additional paid-in capital		409,095,940
Accumulated deficit		(24,800,858)
Total stockholder's equity		384,331,642
Total liabilities and stockholder's equity	$	1,013,656,935

See accompanying notes to statement of financial condition.

(1) Business

H&R Block Financial Advisors, Inc. became Ameriprise Advisor Services, Inc. (the Company) following the purchase of its direct parent, HRB Financial Corporation, and its subsidiaries by Ameriprise Financial, Inc. (Ameriprise Financial) on November 1, 2008. Prior to November 1, 2008, the Company was a wholly owned subsidiary of H&R Block, Inc. The Company is a registered securities broker-dealer and is indirectly a wholly owned subsidiary of Ameriprise Financial. The Company engages in a securities brokerage business primarily for retail customers throughout the United States. It is also a dealer in corporate and municipal bonds, U.S. Government and Agency securities and certificates of deposit. The Company is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority. It is also a registered investment adviser with the Securities and Exchange Commission. The Company operates on a fiscal year basis beginning May 1 and ending April 30.

Other products and services provided to customers include: an FDIC insured deposit product with sweep provisions for settlement of customer transactions; fixed income products; mutual funds; money market funds; margin accounts; checking privileges; option accounts; account access/review via the Internet; on-line trading; dividend reinvestment; fee-based accounts; accounts with cash management features; professionally managed accounts; individual retirement accounts; and investment research.

(2) Significant Accounting Policies

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions on items such as legal reserves, accrued bonuses, reserves on employee loans, reserves on receivables from customers, fair value of securities owned, and goodwill that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Proprietary transactions are reflected on the statement of financial condition on a trade-date basis. Customer transactions are recorded on the statement of financial condition on a settlement-date basis.

The Company accounts for income taxes under the asset and liability method, which requires us to record deferred income tax assets and liabilities for future tax consequences attributable to differences between the statement of financial condition carrying value of existing assets and liabilities and their respective tax basis. Deferred taxes are determined separately for each tax-paying component within each tax jurisdiction based on provisions of enacted tax law. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Our deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company files a consolidated federal tax return on a calendar year basis and state tax returns on a consolidated or combined basis, as permitted by authorities.

Prior to November 1, 2008, the Company will be included in the federal consolidated income tax return and certain combined/unitary state income tax returns filed on a calendar basis for H&R Block, Inc. and subsidiaries. As of November 1, 2008 and thereafter, the Company will be included in the federal consolidated income tax return and certain combined/unitary state income tax returns filed on a calendar basis for Ameriprise Financial and subsidiaries. In states where combined/unitary returns are not filed, the Company will directly file its own income tax returns.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. The Company is required, in the event of the nondelivery of customers' securities owed to it by other broker-dealers or by its customers, to purchase identical securities in the open market. Such purchases could result in losses.

The Company defines cash equivalents as liquid or readily marketable investments with original maturities of 90 days or less.

Deposits with clearing organizations consists of cash and securities carried at fair value.

Receivables from employees represents recruitment loans provided to qualified financial advisors. The loan recipients are contractually obligated to satisfy annual installments of principle and interest. The average term of the loans is between 4 and 7 years, and they generally include a provision for the acceleration of payments if the employment relationship is ended.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash and/or other collateral with the lender. Securities loaned represent securities owned by customers that were purchased on margin and have been loaned to other broker-dealers. When loaning securities, the Company receives cash collateral approximately equal to the value of the securities loaned. The amount of cash collateral is adjusted as required for market fluctuations in the value of the securities loaned. Interest rates paid on the cash collateral fluctuate as short-term interest rates change.

Securities owned and securities sold, not yet purchased are carried at fair value. Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities. The Company will be obligated to acquire the necessary securities at prevailing market prices in the future to satisfy this obligation. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Furniture, equipment, capitalized software and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of capitalized software are recorded using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement or the remaining life of the lease, whichever is shorter.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 that require retrospective application. Any retrospective application will be recognized as a cumulative effect adjustment to the opening balance of accumulated deficit for the fiscal year of adoption. The Company adopted SFAS 157 effective May 1, 2008. The adoption of SFAS 157 did not have a material effect on the Company's statement of financial condition.

In accordance with FASB Staff Position ("FSP") FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), the Company will defer the adoption of SFAS 157 until May 1, 2009 for all nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. See Note 13 for additional information regarding the fair value of the Company's assets and liabilities.

(3) Cash Segregated Under Federal and Other Regulations

Cash has been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934.

(4) Goodwill and Intangible Assets

Goodwill assets deemed to have indefinite lives are not amortized but are instead subject to impairment tests. For the year ended April 30, 2009, the test did not indicate impairment.

Intangible assets as of April 30, 2009 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Avg Amortization Period (Years)
Customer Relationships	$ 35,200,000	$ 1,143,999	$ 34,056,001	15
Tax Referral Agreement	10,200,000	372,300	9,827,700	15
Non-Compete Agreement	300,000	37,500	262,500	4
Total	$ 45,700,000	$ 1,553,799	$ 44,146,201	15

(5) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at fair values as of April 30, 2009 are as follows:

	Securities owned	Securities sold, not yet purchased
Money market mutual funds	$ 10,033,021	$ —
Municipal securities	7,640,152	—
Certificates of deposit	1,987,921	—
Mortgage-backed securities	1,526,274	—
Equity securities	892,245	595,299
Corporate debt securities	704,975	136,379
U.S. Government and agency securities	131,838	—
Other debt securities	4,074	30,490
Total	$ 22,920,500	$ 762,168

At April 30, 2009, the Company had $10,033,021 invested in The Reserve Primary Fund (Reserve Fund), a money market mutual fund. The Reserve Fund has restricted redemptions to its shareholders and is currently in liquidation under the supervision of the Securities and Exchange Commission. The Reserve Fund investment is reflected at fair value in the statement of financial condition.

(6) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on margin and cash transactions. The receivables are collateralized substantially by customers' securities held, which are not reflected on the statement of financial condition. At April 30, 2009, less than 1% of receivables from customers are unsecured. The Company establishes allowances for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected in the accompanying statement of financial condition.

(7) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The Company has accepted collateral in connection with securities borrowed transactions and customer margin loans. Under these agreements, the Company is permitted to sell or repledge the securities held as collateral and use the securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At April 30, 2009 the fair value of securities accepted as collateral where the Company is permitted to sell or repledge the securities was approximately $316,888,438, and the fair value of the collateral that had been sold or repledged was approximately $165,572,670. Included in this amount is $45,323,500 of customer-owned securities the Company had pledged to a clearing organization to satisfy margin deposit requirements of $40,462,846.

The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient collateral exists.

At April 30, 2009, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following:

Receivables:		
Deposits for securities borrowed	$	5,816,200
Securities failed to deliver		782,070
Clearing organizations		215
Other		517,848
	$	7,116,333
Payables:		
Deposits for securities loaned	$	32,302,625
Securities failed to receive		5,032,064
Clearing organizations		1,738,216
Other		110,641
	$	39,183,546

(8) Company Owned Life Insurance

The Company invests in cash value life insurance as a means of offsetting market fluctuations in certain liabilities. As of April 30, 2009, the cash surrender value of this life insurance was $10,288,851 and is included in other assets on the statement of financial condition.

(9) Lines and Letters of Credit, Commitments, and Contingencies

The Company has a $125,000,000 unsecured line of credit with Ameriprise Financial, with an expiration date of November 1, 2009 and an interest rate of 0.69% as of April 30, 2009. There was an outstanding balance of $8,400,161 on this line of credit as of April 30, 2009.

The Company has a $50,000,000 secured line of credit and a separate $1,000,000 secured line of credit with an unaffiliated financial institution, both of which have no stated expiration date. There were no outstanding balances on these lines of credit as of April 30, 2009.

The Company leases office facilities over varying periods extending to calendar year 2013. As of April 30, 2009, the Company's approximate minimum annual rental commitments under noncancelable operating leases are as follows:

Fiscal year ended:		
2010	$	15,283,633
2011		9,549,917
2012		6,246,983
2013		2,774,835
2014		336,045
Thereafter		—
	$	34,191,413

Certain of the office leases contain renewal options ranging from one to five years. The office leases generally provide for rent escalation from increased assessments for real estate taxes and other charges.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's potential loss under these agreements is deemed to be remote and not estimable. Accordingly, no liability has been recognized for these transactions.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions and heightened volatility in the financial markets, such as those which have been experienced over the past year, may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, the Company may be unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the Company's financial condition.

(10) Net Capital Requirements

The Company is required to maintain minimum net capital as defined under Rule 15c3-l of the Securities Exchange Act of 1934 and has elected to comply with the alternative minimum net capital requirement, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of the combined aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5% of combined aggregate debit items or 120% of the minimum net capital required. At April 30, 2009, the Company had net capital of $88,694,344, which was 33.12% of aggregate debit items, and exceeded its minimum required net capital of $5,355,887 by $83,338,457.

(11) Income Taxes

Through October 31, 2008 the Company will be included in the federal consolidated income tax return and certain combined/unitary state income tax returns with H&R Block, Inc. and subsidiaries. For the six months ended October 31, 2008, and consistent with the intercompany tax sharing agreement, the Company was allocated taxes from H&R Block, Inc. as if it were a stand-alone taxpayer. Beginning on November 1, 2008, the Company will be included in the federal consolidated income tax return and certain combined/unitary state income tax returns with Ameriprise Financial and subsidiaries. For the six months ended April 30, 2009, and consistent with the intercompany tax sharing agreement, the Company was allocated taxes from the Ameriprise Financial as if it were a stand-alone taxpayer.

As of April 30, 2009, included in the Company's statement of financial condition, is $9,032,811 of net deferred tax assets. These deferred tax assets represent the tax effects of book and tax basis differences. Under the Company's tax sharing agreement, the tax effects of deferred taxes are not settled with Ameriprise Financial on a current basis. Temporary differences as of April 30, 2009 relate primarily to accrued and deferred compensation, allowances for doubtful accounts, property and equipment, and intangible assets.

As a result of the implementation of FIN 48, the Company has not recognized any unrecognized tax benefits.

For the period from May 1, 2008 through October 31, 2008, the Company's federal income tax return will be consolidated with its predecessor parent, H&R Block, Inc. The consolidated tax returns of H&R Block, Inc. and its subsidiaries, for the years 1999 – 2003, are currently under examination by the Internal Revenue Service (IRS). The IRS has also commenced an audit of H&R Block, Inc. and its subsidiaries for the 2004 and 2005 years. Tax years prior to 1999 are closed by statute.

(12) Related-party Transactions

Except as discussed in other footnotes to this statement of financial condition, summarized below are relevant related party transactions.

The Company shares office space and equipment with other affiliates at certain locations.

Prior to November 1, 2008, employees of the Company who were 21 years of age and older were eligible to participate in H&R Block's Retirement and Savings Plan on a voluntary basis. The Company matched the employees' contributions up to 5% of compensation. Contributions made by the Company vested immediately.

Prior to November 1, 2008, the Company participated in H&R Block, Inc.'s stock-based compensation plans. These plans provided for the issuance of stock options and restricted shares. These options and shares were generally granted at the market price of H&R Block stock on the date of grant. The grants were exercisable from one to three years from the grant date and generally vested over a three year period. As a result of the Company's acquisition by Ameriprise Financial, certain of the grants were vested immediately and others were terminated.

The Company was allocated its portion of the stock-based compensation expense from H&R Block. This allocation was based on the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R") under the modified prospective approach.

Directors, officers, and associates of the Company and affiliated companies maintain cash and margin accounts with the Company and execute securities transactions through the Company in the ordinary course of business.

At April 30, 2009, the Company had a net payable to Ameriprise Financial of $2,085,352, a net payable to AMPF Holding Corporation of $274,404, a net payable to AMPF Property Corporation of $77,566, and a net receivable from Ameriprise Financial Services, Inc. of $173,349. All of these balances were for general operating activities.

The Company participates in Ameriprise Financial's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of Ameriprise Financial that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in the Ameriprise Financial 2005 Incentive Compensation Plan (incentive awards). Employees and directors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

(13) Fair Value of Assets

Effective May 1, 2008, the Company adopted SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Under SFAS 157, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Securities are carried at fair value on a recurring basis. When available, fair value is based on quoted prices in an active market and as such, would be classified as Level 1. If quoted market prices are not available, fair values are estimated using quoted prices of securities with similar characteristics, discounted cash flows or other pricing models. Securities that are classified as Level 2 include certain agency and non-agency mortgage-backed securities, U.S. states and political subdivisions debt securities, certain money market funds and other debt and equity securities.

The following table presents balances of assets measured at fair value on a recurring basis:

	April 30, 2009			
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned	$ 857,778	$22,062,722	—	$22,920,500
Total assets at fair value	$ 857,778	$22,062,722	—	$22,920,500
Liabilities				
Securities sold, not yet purchased	$ 10,192	$ 751,976	—	$ 762,168
Total liabilities at fair value	$ 10,192	$ 751,976	—	$ 762,168

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis.

In general, the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at April 30, 2009, are reasonable estimates of fair value.

As of April 30, 2009, the carrying value of receivables from employees, net of allowance for doubtful accounts, is $33,581,969 and their fair value is approximately $33,935,628.

(14) Deferred Compensation Plan

Included in accrued and deferred compensation on the statement of financial condition at April 30, 2009 the Company had accrued $10,173,889 for a deferred compensation plan benefitting certain management or highly compensated employees. Income deferred by plan participants is not matched by the Company. The Company, in its sole discretion, may make Company contributions to any participant's account. Company contributions vest no later than four years from the date credited to the account.

(15) Subsequent Events

Pending regulatory approval, the Company anticipates substantially integrating its operations with other affiliated Ameriprise Financial subsidiaries during 2009 and to cease operations as a stand-alone broker dealer. Accordingly, substantially all of the Company's assets and liabilities will be assumed by other affiliated Ameriprise Financial subsidiaries at carrying value, which approximates fair value.

STATEMENT OF FINANCIAL CONDITION

Ameriprise Advisor Services, Inc.
SEC File Number 8-16752
April 30, 2009, with Report of Independent
Registered Public Accounting Firm